Mail Stop 3561

								December 12, 2005

Mr. Robert D. Welding
President and Chief Executive Officer
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523

RE:	Federal Signal Corporation (the "Company")
	Form 10-K for the Year Ended December 31, 2004
	Amendment No. 1 on Form 10-K/A for the Year Ended December
31,
2004
      Form 10-Q for the Quarterly Period Ended July 2, 2005
      Form 10-Q for the Quarterly Period Ended October 1, 2005
	File No. 001-06003

Dear Mr. Welding:

      We have reviewed your filings that are referenced above. We have limited our review to your financial statements and related disclosures, and we have the following comments. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Item 6. Selected Financial Data, page 7

1. Please briefly describe or cross-reference to a discussion of factors that materially affect the comparability of the information reflected in your table of selected financial data. For example, you should describe or cross-reference to a discussion of (i) the restructuring charges incurred in the fiscal years ended December 31,
2003 and 2004, (ii) the $10.6 million charge recorded against a large multi-unit, multi-year Netherlands fire rescue equipment contract in
2004, (iii) the acquisitions of the Leach and Wittke refuse business in 2002, and (iv) any other items that materially affect the comparability of the information contained in your table. Please refer to the requirements of paragraph 2 of the Instructions to Item
301 of Regulation S-K.

2. In addition, please provide similar disclosures with regard to the selected quarterly data presented in Note T to your financial statements. Please refer to the requirements of paragraph (a)(3) of
Item 302 of Regulation S-K.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 9

3. Please consider using tables to quantify and summarize various material factors resulting in changes in your results of operations.
Tables, followed by narrative analysis, may improve the ease of use and clarity of your discussion of results of operations.

Contractual Obligations and Commercial Commitments, page 16

4. The contractual obligations table appears to exclude your short-term borrowings, which totaled $52.4 million. Please revise your table to reflect these contractual obligations.

Item 8. Financial Statements and Supplementary Data

Balance Sheet, page 24

5. We note that the other current liability balances reported in your balance sheet represent approximately 33% and 25% of your total current liability balances reported at December 31, 2004 and December
31, 2003, respectively. Please tell us whether the reported other current liabilities balances include any individual items that exceed
5% of the total current liabilities balance. If so, please state those individual items separately in accordance with paragraph 20 of Rule 5-
02 of Regulation S-X.

Statement of Operations, page 25

6. We note that you have recorded $1.0 million as "Other expense, net" in your consolidated statement of operations for the period ended December 31, 2004, which relates to the settlements of three different dealer and distributor relationships. Please tell us the nature of these settlements, and why you believe that the associated charges should be recorded as other expense, rather than reflected in operating income.

Notes to Consolidated Financial Statements

Note P - Net Income Per Share, page 51

7. You indicate in Note P to your financial statements that as of December 31, 2004, 0.1 million employee stock options were considered potentially dilutive shares. However, we note there were 2.6 million options outstanding at December 31, 2004. Paragraph 40(c) of SFAS No.
128 requires that you disclose all securities that could potentially dilute basic EPS in the future, but were not included in the computation of dilutive EPS because to do so would have been anti-dilutive for the periods presented. Please revise your footnote in future filings to disclose all potentially dilutive securities, whether in-the-money or out-of-the money, that were excluded from your computation of dilutive EPS for each period presented.

Note R - Goodwill and Other Intangible Assets, page 53

8. We note the following per the MD&A disclosures provided in your Form 10-K for the fiscal year ended December 31, 2004, per the MD&A disclosures provided in your subsequent quarterly reports on Form
10-
Q, and per your report on Form 8-K filed November 1, 2005:
* The weaker financial results experienced by your environmental products segment for the fiscal year ended December 31, 2004 were mainly due to losses reported by your refuse truck body business.
* Your refuse truck body business has continued to experience losses
in quarters subsequent to the fiscal year ended December 31, 2004, despite the overall improvement in the performance of your environmental products segment.
* Breakeven earnings for your refuse truck body business are unlikely
prior to mid-2006.
We note further per the "Goodwill and Other Intangible Assets" footnote to your financial statements that $141 million of your total goodwill balance has been allocated to the environmental products segment. Per the disclosures in Note K to your financial statements, it appears that approximately $85 million of the goodwill balance allocated to the environmental products segment resulted from the Leach and Wittke refuse business acquisitions occurring in the fiscal year ended December 31, 2002.  Please tell us whether your
reporting
units for testing goodwill for impairment differ from your
operating
segments. To the extent you consider your refuse truck body
business
to be a reporting unit, please tell us how you have determined that
the goodwill balance was not impaired as of December 31, 2004 and has
not become impaired through the period ended   October 1, 2005.
In
your response, please specifically tell us the amount of the losses incurred by your refuse truck body business for the twelve month period ended December 31, 2004 and nine month period ended October 1,
2005, the assumptions you have made regarding your company`s ability to generate positive future income and positive future cash flows from your refuse truck body business, and why you believe your assumptions are reasonable. We may have further comment upon receipt of your response.

Schedule II

Valuation and Qualifying Accounts, page 60

9. We note that you record provisions for estimated warranty claims at the time of a sale. We also note that your company is self-insured for a portion of its product liability and workers` compensation liability, and that the increase to your 2004 corporate expenses was partially driven by increased product liability reserves. As your warranty reserves, worker`s compensation reserves, and product liability reserves are all considered to be critical accounting estimates, please revise your Schedule II in future filings to include an analysis of the changes to your warranty provisions, product liability reserves, and workers` compensation reserves.

Amendment No. 1 on Form 10-K/A of the Year Ended December 31, 2004

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note F - Income Taxes, page 34

10. We note that the deferred income tax benefit that you have recognized in fiscal year 2004 does not agree to the change in your
"Net deferred tax liability" balance. Please tell us why these amounts do not agree.

Form 10-Q for the Quarterly Period Ended July 2, 2005

Certifications adopted pursuant to Section 906 of the Sarbanes-
Oxley
Act

11. We note that your certifications pursuant to Section 906 of the
Sarbanes-Oxley Act refer to the Form 10-Q for the period ended
June
30, 2005.  However, we note that your second quarter ended on July
2,
2005, as your quarterly periods are no longer based directly upon calendar year quarters. In your future filings, please ensure that your certifications refer to the date on which the respective quarter ended.

Form 10-Q for the Quarterly Period Ended October 1, 2005

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

3. Inventories, page 10

12. We note that in the third quarter of fiscal year 2005, you recorded a $3.4 million charge, which included the inventory write downs following a complete physical count and re-evaluation of excess and obsolete material inventories triggered by the product line and facility rationalization underway. Although you have discussed the changes to your company`s inventory excess and obsolescence reserve balance resulting from your restructuring activities, you have not discussed your general policy with regard to the evaluation of excess and obsolescent inventory. Due to the significance of your company`s inventory balance relative to the current asset balance, please expand upon the disclosures in the "Critical Accounting Policies" section of your MD&A to discuss (i) how you arrive at your estimate of excess and obsolescent inventory, (ii) the historical accuracy of your estimates and the assumptions used to arrive at your estimates, (iii) whether it is reasonably likely that your estimates and assumptions will change in the future and (iv) why your estimates and assumptions bear risk to change. Please refer to the guidance provided in our interpretative release regarding MD&A (FR-72).

13. In addition, please include an analysis of the changes to your inventory obsolescence reserve balance in Schedule II of your future filings on Form 10-K.

4. Properties and Equipment, page 10

14. We note that in July of 2005 your company sold a product line in
Newcastle, England for proceeds of $12.0 million and recorded a pre-tax gain of $6.5 million as other income. Please tell us why you believe that the sale of this product should not be classified as discontinued operations in accordance with paragraphs 41 through 44 of
SFAS No. 144. You should also refer to the guidance provided by examples 12 through 15 of Appendix A to SFAS No. 144.

      As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at
(202) 551-3380 if you have questions regarding our comments on the financial statements and related matters. For all other questions, please contact the undersigned at (202) 551-3813.

      Sincerely,


      					Linda Cvrkel
								Branch Chief

Via facsimile:	Ms. Stephanie K. Kushner
		(630) 954-2138

Mr. Robert D. Welding
Federal Signal Corporation
December 12, 2005
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